UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

WPCS International Incorporated
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

92931L 40 1
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92931L 40 1

1	NAMES OF REPORTING PERSONS Iroquois Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 284,976*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 284,976*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,976*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.70%*
12	TYPE OF REPORTING PERSON CO

* An aggregate of 2,062,411 Shares underlying certain preferred stock and warrants have been excluded from the Reporting Persons’ beneficial ownership due to a conversion cap that precludes the conversion of such preferred stock or exercise of such warrants held by the Reporting Persons to the extent that the Reporting Persons would, after such conversion or exercise, beneficially own in excess of 9.99% of the Shares outstanding.  See Item 4 of this Schedule 13G.

CUSIP NO. 92931L 40 1

1	NAMES OF REPORTING PERSONS Iroquois Capital Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER - 0 -*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12	TYPE OF REPORTING PERSON OO

* An aggregate of 2,062,411 Shares underlying certain preferred stock and warrants have been excluded from the Reporting Persons’ beneficial ownership due to a conversion cap that precludes the conversion of such preferred stock or exercise of such warrants held by the Reporting Persons to the extent that the Reporting Persons would, after such conversion or exercise, beneficially own in excess of 9.99% of the Shares outstanding.  See Item 4 of this Schedule 13G.

CUSIP NO. 92931L 40 1

1	NAMES OF REPORTING PERSONS Iroquois Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 284,976*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 284,976*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,976*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.70%*
12	TYPE OF REPORTING PERSON IA, OO

* An aggregate of 2,062,411 Shares underlying certain preferred stock and warrants have been excluded from the Reporting Persons’ beneficial ownership due to a conversion cap that precludes the conversion of such preferred stock or exercise of such warrants held by the Reporting Persons to the extent that the Reporting Persons would, after such conversion or exercise, beneficially own in excess of 9.99% of the Shares outstanding.  See Item 4 of this Schedule 13G.

CUSIP NO. 92931L 40 1

1	NAMES OF REPORTING PERSONS American Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 8,674*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 8,674*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,674*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%*
12	TYPE OF REPORTING PERSON OO

* An aggregate of 2,062,411 Shares underlying certain preferred stock and warrants have been excluded from the Reporting Persons’ beneficial ownership due to a conversion cap that precludes the conversion of such preferred stock or exercise of such warrants held by the Reporting Persons to the extent that the Reporting Persons would, after such conversion or exercise, beneficially own in excess of 9.99% of the Shares outstanding.  See Item 4 of this Schedule 13G.

CUSIP NO. 92931L 40 1

1	NAMES OF REPORTING PERSONS Richard Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 284,976*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 284,976*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,976*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.70%*
12	TYPE OF REPORTING PERSON IN

* An aggregate of 2,062,411 Shares underlying certain preferred stock and warrants have been excluded from the Reporting Persons’ beneficial ownership due to a conversion cap that precludes the conversion of such preferred stock or exercise of such warrants held by the Reporting Persons to the extent that the Reporting Persons would, after such conversion or exercise, beneficially own in excess of 9.99% of the Shares outstanding.  See Item 4 of this Schedule 13G.

CUSIP NO. 92931L 40 1

1	NAMES OF REPORTING PERSONS Kimberly Page
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 293,650*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 293,650*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,650*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON IN

* An aggregate of 2,062,411 Shares underlying certain preferred stock and warrants have been excluded from the Reporting Persons’ beneficial ownership due to a conversion cap that precludes the conversion of such preferred stock or exercise of such warrants held by the Reporting Persons to the extent that the Reporting Persons would, after such conversion or exercise, beneficially own in excess of 9.99% of the Shares outstanding.  See Item 4 of this Schedule 13G.

CUSIP NO. 92931L 40 1

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on September 16, 2016 (the “Original Schedule 13G”) with respect to the Common Stock, $0.001 par value (the “Common Stock”) of WPCS International Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the close of business on December 31, 2016:

(i)
Iroquois Master Fund beneficially owned 284,976 Shares consisting of (i) 237,126 Shares directly and beneficially owned by Iroquois Master Fund and (ii) 47,850 Shares underlying Series H-1 Convertible Preferred Stock, par value $0.0001 (the “Series H-1 Preferred Stock”) directly and beneficially owned by Iroquois Master Fund.

Excluded from Iroquois Master Fund’s beneficial ownership are 1,768,331 Shares consisting of  (i) 97,000 Shares underlying Series H Convertible Preferred Stock, par value $0.0001 (the “Series H Preferred Stock”) owned by Iroquois Master Fund, (ii) 615,850 Shares underlying Series H-1 Preferred Stock owned by Iroquois Master Fund and (iii) 1,055,481 Shares issuable upon the exercise of certain warrants owned by Iroquois Master Fund due to a conversion cap that precludes Iroquois Master Fund from converting such preferred stock or exercising such warrants to the extent that Iroquois Master Fund would, after such conversion or exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.99% of the Shares outstanding (the “Beneficial Ownership Limitation”).

(ii)	ICIG directly and beneficially owned 0 Shares.

Excluded from ICIG’s beneficial ownership are 135,290 Shares consisting of (i) 54,100 Shares underlying Series H-1 Preferred Stock directly owned by ICIG and (ii) 81,190 Shares issuable upon the exercise of certain warrants directly owned by ICIG due to a conversion cap that precludes ICIG from converting such preferred stock or exercising such warrants to the extent that ICIG would, after such conversion or exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of the Beneficial Ownership Limitation.

(iii)	Iroquois Capital beneficially owned 284,976 Shares by virtue of its relationship as the investment manager to Iroquois Master Fund.

(iv)	American Capital directly and beneficially owned 8,674 Shares.

Excluded from American Capital’s beneficial ownership are 158,790 Shares consisting of (i) 23,500 Shares underlying Series H Preferred Stock directly owned by American Capital, (ii) 54,100 Shares underlying Series H-1 Preferred Stock directly owned by American Capital and (iii) 81,190 Shares issuable upon the exercise of certain warrants directly owned by American Capital due to a conversion cap that precludes American Capital from converting such preferred stock or exercising such warrants to the extent that American Capital would, after such conversion or exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of the Beneficial Ownership Limitation.

(v)	Mr. Abbe beneficially owned 284,976 Shares by virtue of his relationship as the President of Iroquois Capital and managing member of ICIG.

(vi)	Ms. Page beneficially owned 293,650 Shares by virtue of her relationship as a director of Iroquois Master Fund and Manager of American Capital.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

(b)	Percent of class:

The information required by Item 4(b) is set forth in Row (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference.

The percentages set forth in Row (11) of the cover page for each Reporting Person is based upon 2,936,509 Shares, which represents (1) 2,888,659 shares of common stock outstanding as of December 12, 2016, as reported in the quarterly report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on December 15, 2016 plus (2) 47,850 Shares issuable upon the conversion of certain Series H-1 Preferred Stock owned by Iroquois Master Fund.

(c)	Number of shares as to which each Reporting Person has:

The information required by Item 4(c) is set forth in Rows (5) - (9) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2017

IROQUOIS MASTER FUND LTD.

By:	Iroquois Capital Management, LLC,
its investment manager

IROQUOIS CAPITAL INVESTMENT GROUP LLC

IROQUOIS CAPITAL MANAGEMENT, LLC

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	President

AMERICAN CAPITAL MANAGEMENT, LLC

By:	/s/ Kimberly Page
	Name:	Kimberly Page
	Title:	Manager

/s/ Richard Abbe
RICHARD ABBE

/s/ Kimberly Page
KIMBERLY PAGE